[redacted]

11021904

3B

KW 4/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City	MO	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Hall — 816-968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

4801 Main Street, Suite 400	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 4/22

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of March 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA L. PROCTOR
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: October 13, 2014
Commission Number: 10028998

Pamela L. Proctor
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPGC Fund, L.P.
(A Limited Partnership)

Financial Statements
December 31, 2010 and 2009
(With Independent Auditor's Report Thereon)

NPGC Fund, L.P.
(A Limited Partnership)

Financial Statements
December 31, 2010 and 2009
(With Independent Auditor's Report Thereon)

Contents

Independent Auditor's Report

The General Partner
NPGC Fund, L.P.

We have audited the accompanying statements of assets, liabilities, and partners' equity, including the schedules of investments, of NPGC Fund, L.P. (the Partnership) as of December 31, 2010 and 2009, and the related statements of operations and changes in partners' equity for the years then ended. These financial statements are the responsibility of the Partnership's general partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NPGC Fund, L.P. as of December 31, 2010 and 2009, and the results of its operations and changes in its partners' equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Omaha, Nebraska
March 25, 2011

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Assets, Liabilities, and Partners' Equity
December 31, 2010 and 2009

Assets	**2010**	2009
Current Assets:		
Cash and cash equivalents	**$ 3,725,969**	$ 2,106,515
Equity in Commodity Trading Accounts:		
Margin and other deposits at broker, cash	**-**	1,781,097
Open trade equity on daily cash settled contracts	**-**	(4,353)
Net equity in commodity trading accounts	**-**	1,776,744
Investment in Limited Partnerships	**7,313,089**	5,207,290
Accrued Interest Receivable	**32**	36
Total assets	**$ 11,039,090**	$ 9,090,585
Liabilities and Partners' Equity		
Liabilities:		
Accrued commissions and fees	**$ 59,659**	$ 32,212
Total liabilities	**59,659**	32,212
Partners' Equity:		
Limited partners; 2,295.3 units outstanding at December 31, 2010 and 2009	**10,781,130**	8,894,754
General partner; 42.2 units outstanding at December 31, 2010 and 2009	**198,301**	163,619
Total partners' equity	**10,979,431**	9,058,373
Total liabilities and partners' equity	**$ 11,039,090**	$ 9,090,585
Net asset value per outstanding unit of partnership interest at end of year	**$ 4,697**	$ 3,875

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Investment income:		
Interest income	$ 323	$ 2,628
Operating expenses:		
Incentive fees	75,869	-
Commissions	28,567	136,262
Management fees	155,804	173,776
Exchange fees	1,283	3,178
Other	24,856	26,750
Total expenses	286,379	339,966
Total investment loss	(286,056)	(337,338)
Net realized trading gain (loss) on closed contracts from investment, including foreign currency translation	101,315	(191,872)
Net change in unrealized depreciation on open contracts from investment, including foreign currency translation	-	(24,323)
Net change in unrealized appreciation from investments in limited partnerships	2,105,799	73,253
Net realized and unrealized gain (loss) from investment and foreign currency translation	2,207,114	(142,942)
Net income (loss)	$ 1,921,058	$ (480,280)
Income (loss) per unit of partnership interest (based on units outstanding at end of year):		
General partner	$ 822	$ (205)
Limited partners	$ 822	$ (205)
Net income (loss) (based on units outstanding at end of year) allocated to:		
General partner	$ 34,682	$ (8,664)
Limited partners	$ 1,886,376	$ (471,616)

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Statements of Changes in Partners' Equity
Years Ended December 31, 2010 and 2009

	General Partner		Limited Partner		Total	
	Units	Amount	Units	Amount	Units	Amount
Balance, December 31, 2008	42.2	$ 172,283	2,295.3	$ 9,366,370	2,337.5	$ 9,538,653
Increase (decrease) from operations:						
Net investment loss		(6,085)		(331,253)		(337,338)
Net realized loss		(3,462)		(188,410)		(191,872)
Net unrealized appreciation		883		48,047		48,930
Net income from operations		(8,664)		(471,616)		(480,280)
Balance, December 31, 2009	42.2	163,619	2,295.3	8,894,754	2,337.5	9,058,373
Increase (decrease) from operations:						
Net investment loss		(5,164)		(280,892)		(286,056)
Net realized gain		1,829		99,486		101,315
Net unrealized appreciation		38,017		2,067,782		2,105,799
Net income from operations		34,682		1,886,376		1,921,058
Balance, December 31, 2010	**42.2**	**$ 198,301**	**2,295.3**	**$ 10,781,130**	**2,337.5**	**$ 10,979,431**

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Schedules of Investments
December 31, 2010 and 2009

		2010		2009
Cash and cash equivalents (33.9%, Cost $3,725,969)	$	**3,725,969**	$	2,106,515
Futures denominated in U.S. dollars				
Bonds		-		(4,391)
Stock indices		-		38
Total open trade (0.0%)		-		(4,353)
Investment in limited partnerships (66.6%)		**7,313,089**		5,207,290
Total (100.5%)	$	**11,039,058**	$	7,309,452

Note: Percentages in parentheses represent each investment's percentage of partners' equity (net assets).

See Notes to Financial Statements.

NPGC Fund, L.P.
(A Limited Partnership)

Notes to Financial Statements

Note 1. Nature of the Organization

NPGC Fund, L.P. (the Partnership) is a Missouri limited partnership organized to engage in the speculative trading of commodity futures, option contracts, and other commodity interests (including forward contracts in foreign currencies). The Partnership is a registered commodity pool, which was organized in August 1987 and commenced trading in December 1987. The Partnership is administered by its general partner, National Pension & Group Consultants, Inc., which is a registered commodity pool operator. Trading decisions for the Partnership are made by independent commodity trading advisors (the Advisors).

The general partner is required to purchase and maintain units of general partnership interest for its account in an amount sufficient to satisfy minimum capital contribution provisions of the partnership classification rules, if any, of the Internal Revenue Code of 1986, as amended from time to time, and the treasury regulations thereunder. The units of general partnership interest, representing the minimum capital contribution of the general partner, may not be transferred or redeemed so long as it acts as general partner.

Unless earlier dissolved, the Partnership will cease doing business on December 31, 2012 and will thereupon be dissolved. The Partnership also will cease doing business and will be dissolved if required by law, or upon the occurrence of certain events, as defined in the limited partnership agreement, including a significant decrease in the net asset value, bankruptcy, withdrawal of the general partner or the Partnership itself, or the vote of the holders of a majority of the outstanding units. Upon dissolution of the Partnership, the remaining net assets will be distributed pro rata to the unit holders.

Note 2. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: No provision for income taxes has been made in the accompanying financial statements as each partner is individually responsible for reporting income (loss) based on their prorated share of the Partnership's profits (losses) as reported for income tax purposes. The Partnership prepares calendar-year U.S. and state information tax returns and reports to the partners its allocable shares of the Partnership's income, expenses, and trading gains (losses).

The Partnership has no liabilities for uncertain tax positions at December 31, 2010 or 2009.

Investments: Open trade equity on daily cash-settled contracts represents the net unrealized gain (loss) on contracts that are settled in cash the following business day.

Deposits with brokers in a foreign currency are valued daily based on the current exchange rate as of the end of the day.

Note 2. Summary of Significant Accounting Policies (Continued)

The Partnership estimates the fair value of its investments in Limited Partnerships based on its capital account of the partnerships, which is also the value at which the partnerships could be redeemed at December 31, 2010.

Margin and other deposits at brokers: The Partnership deposits cash and U.S. government securities with brokers subject to Commodity Futures Trading Commission (CFTC) regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of cash and securities with such brokers. The Partnership earns interest income on its cash deposited with the brokers.

Allocation of earnings: All partners are allocated earnings (losses) of the Partnership based upon their pro rata share of total units outstanding. The value at the time of distribution is based on the then current unit value.

Cash and cash equivalents: Cash and cash equivalents includes cash held in money market accounts and at brokers, and highly liquid debt instruments with an original maturity of three months or less when purchased.

Investments in money market and trading accounts are stated at fair value, with unrealized gains (losses) recognized currently in earnings. Open trade equity on daily cash-settled contracts represents the net unrealized gain (loss) on contracts that are settled in cash the following business day.

Revenue recognition: Commodity futures, options, and forward contracts, as well as securities transactions, are recorded on the trade date and open contracts are reflected in the financial statements at the fair value on the last business day of the reporting period. The difference between the original contract amount and market value is reflected in income as an unrealized gain (loss). Fair value is based on quoted market prices. All commodity futures, options, and forward contracts are reflected at fair value in the financial statements.

Cash flows: The Partnership has elected not to provide a statement of cash flows as permitted by ASC Topic 230- 10-15-4, *Statement of Cash Flows.*

New accounting pronouncements: In June 2010, the Financial Accounting Standards Board (FASB) issued amendments to its Fair Value Measurements and Disclosure policies. The amendment requires certain new disclosures and clarifies two existing disclosure requirements. The amendment affects all entities that are required to make disclosures about recurring and nonrecurring fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Our adoption of the portions of the amendment that have already become effective did not have material effect on our financial statements, though it expanded our associated disclosures.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Partnership is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet its investment objectives. These instruments involve, to varying degrees, elements of credit, interest rate, foreign currency, or liquidity risks in excess of the amounts recognized in the statements of assets and liabilities.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments or commodities may result in cash settlements that differ from the amounts recognized in the statements of assets and liabilities. The Partnership's exposure to market risk is directly influenced by a number of factors, including the volatility of the markets in which the financial instruments are traded and the liquidity of those markets.

The general partner has procedures in place to control market risk. There can be no assurance that they, in fact, will succeed in doing so. The procedures focus primarily on monitoring the trading activity of the Advisors from time to time by the Partnership, daily review of the outstanding positions to consider possible over-concentration on an individual advisor and overall Partnership basis, and calculating the Partnership's net asset value daily. While the general partner, itself, will not intervene in the markets to hedge or diversify the Partnership's market exposure, the general partner may urge the Advisors to reallocate positions, or itself reallocate Partnership assets among Advisors. However, such interventions are unusual, and the general partner's basic control procedures consist of the ongoing process of Advisors selection and monitoring.

Fair value: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Partnership performs a detailed analysis of the assets and liabilities that are reported and recognized at fair value. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Cash equivalents: The fair value of cash equivalents, which comprise money markets, is determined based off unadjusted quoted market prices in active markets for identical assets and are classified as Level 1 assets per the fair value hierarchy.

Open trade equity: The fair value of open trade equity, which comprises open positions in futures, is determined based off unadjusted quoted market prices in active markets for identical assets and, as such, are classified as Level 1 assets per the fair value hierarchy.

Investment in Limited Partnerships: The fair values of the limited partnerships are determined based off the Partnership's share of the audited equity of the limited partnerships. They have been classified as Level 3 assets per the fair value hierarchy by the Partnership.

The derivative financial instruments used in the Partnership's trading activities are marked to market daily in the statement of assets, liabilities and partners' equity with the resulting unrealized gains (losses) recorded in the statement of operations.

At December 31, 2010, the Partnership held no future and forward foreign exchange contracts as the contracts were closed in May, 2010. For the five month period in 2010 in which the contracts were open, the average fair values of the Partnership's open future contracts, based on month-end amounts, was approximately $5,200. For the year end December 31, 2009, the average fair values of the Partnership's open futures contracts, based on month-end amounts, was approximately $36,800.

Credit risk: Contract or notional amounts represent the extent of the Partnership's involvement in a particular class of financial instrument; however, they are not indicative of potential loss. Futures, options on futures, and forward contracts are typically closed out by entering into offsetting contracts. For these contracts, the net unrealized gains (losses), rather than contract or notional amounts, represent the approximate future cash requirements.

The purchase and sale of futures and options on futures contracts requires margin deposits with a futures commission merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act (CEAct) requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, U.S. Treasury bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited. In addition, recovery of the assets on deposit may be limited to account insurance or other protection carried by the FCM.

The Partnership is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The credit risk from counterparty nonperformance associated with these instruments is the net unrealized gains, if any, included on the statements of assets and liabilities. The Partnership also

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

has credit risk because the sole counterparty with respect to certain of the Partnership's assets is ED & F Man International, the Partnership's commodity broker and primary FCM. The Partnership has no deposits with or open trade equity due from (to) the commodity broker as of December 31, 2010. Approximately 19.6%, respectively, of the Partnership's total assets as of December 31, 2009, are deposits with or open trade equity due from (to) the commodity broker. The Partnership's commodity broker is subject to the segregation requirements of the CFTC pursuant to the CEAct. The Partnership monitors the creditworthiness of its counterparties and, if necessary, reduces its exposure to them.

For exchange-traded contracts, the exchange or its clearinghouse acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The risks associated with exchange-traded contracts are typically perceived to be less than those associated with over-the-counter transactions, because exchanges typically (but not universally) provide clearinghouse arrangements in which the collective credit (in some cases, limited in amount) of the members of the exchange is pledged to support the financial integrity of the exchange, whereas, in over-the-counter transactions, traders must rely solely on the credit of their respective individual counterparties. Margins, which may be subject to loss in the event of a default, are generally required in exchange trading, and counterparties may require margin in the over-the-counter markets. The Partnership has no open contracts at December 31, 2010. All of the Partnership's contracts were traded on an exchange as of December 31, 2009.

Investments in other investment partnerships: The following table summarizes the Partnership's investments. Investments in other investment partnerships in which the Partnership's investment is greater than 5 percent of its capital are individually identified; there are no investments smaller than 5 percent of its capital.

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments in other investment partnerships:				
Eckhardt Futures, LP[a]	$ 2,675,448	-	Monthly	10 days
Legacy Futures Fund, LP[a]	4,637,641	-	Monthly	10 days
Total investments in other investment partnerships	**$ 7,313,089**	**-**		

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

a. The investment partnerships in Eckhardt Futures, LP and Legacy Futures Fund, LP invest both short and long positions in exchange traded futures contracts in all markets around the world. The markets traded include financial, foreign exchange, agriculture, metal, energy, stock indices, and the soft markets, such as cocoa, sugar, and cotton. The investments are held both, short-term and long-term.

Note 4. Financial Highlights

		2010		2009
Per unit operating performance:				
Net asset value, beginning of period	**$**	**3,875**	$	4,081
Income from investment operations:				
Net investment loss		**(122)**		(145)
Net realized and unrealized gains		**944**		(61)
Net asset value, end of period	**$**	**4,697**	$	3,875
Total return		**21.21%**		-5.05%
Net investment loss as a percentage of average net assets		**2.86%**		3.63%
Expense ratios:				
Expenses, not including incentive fees		**2.10%**		3.66%
Total incentive fee expense		**0.76**		-
Expenses as a percentage of average net assets		**2.86%**		3.66%

The investment income ratio, expense ratio, and total income (loss) ratio, as presented in the above table, represents the item as compared to the average net asset values during 2010 and 2009. Per unit performance is based on average unit value outstanding throughout the year.

Note 5. Related-Party Transactions

The general partner is paid a monthly management fee for the administration of the Partnership equal to 1/12 of 1.5% of the month-end net asset value. Further, the general partner is paid a quarterly incentive fee of 5% of the net new trading profits (as defined in the agreement). If the Partnership's net asset value is $15,000,000 or more at the end of each month in a calendar quarter, the general partner receives a monthly management fee equal to 1/12 of 1 % of the month-end net asset value in such calendar quarter and an incentive fee equal to 7.5% of net new trading profits for such quarter.

Note 5. Related-Party Transactions (Continued)

During the years ended December 31, 2010 and 2009, the general partner earned management fees of $147,302 and $137,836, respectively, not including trading advisor management fees, of which $13,799 and $11,353 were unpaid at December 31, 2010 and 2009, respectively.

During the year ended December 31, 2010, the general partner earned incentive fees of $75,869, not including trading advisor incentive fees, of which $28,859 was unpaid at December 31, 2010. There was no incentive fees paid during the year ending December 31, 2009.

Note 6. Partnership Units

Since the end of 1995, the Partnership has been closed to new investors. The Partnership may reopen the Partnership to offer additional units for sale; however, at the present time, there are no plans to do so.

No limited partner may redeem any portion the partner's units during the six months following the date of purchase. Thereafter, redemptions are permitted at the net asset value per unit as of the end of any month upon at least 10 days' written notice to the general partner.

No partnership units were redeemed during 2010 or 2009.

Note 7. Fair Value

The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy as of December 31, 2010.

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 3,725,969	$ 3,725,969	$ -	$ -
Open trade equity	-	-	-	-
Investment in Limited Partnerships	7,313,089	-	7,313,089	-
Total assets	$ 11,039,058	$ 3,725,969	$ 7,313,089	$ -

Note 8. Subsequent Events

All of the effects of subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing the financial statements, are recognized in the financial statements. The Partnership does not recognize subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after, but before the financial statements are available to be issued. In some cases, nonrecognized subsequent events are disclosed to keep the financial statements from being misleading.

The Partnership has evaluated subsequent events through March 25, 2011, the date on which the financial statements were issued.

NPGC Fund, L.P.
(A Limited Partnership)

Affirmation of the General Partner

To the best of my knowledge and belief of the undersigned, the information contained in the financial statements for the year ended December 31, 2010 is accurate and complete.

Michael E. Hall, Vice President
National Pension and Group Consultants, Inc.
General Partner